UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

No.1066 Xinzhou Road, Economic and Technological Development Zone

Linping District, Hangzhou, Zhejiang, 311199

People’s Republic of China

+86 571-8817-6197

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 20, 2022, at 8:00 a.m. (Singapore Time), Ebang International Holdings Inc. (the “Company”) convened its extraordinary general meeting of shareholders (the “EGM”). At the EGM, a quorum was present and one proposal was submitted to and approved by the shareholders. The proposal is described in detail in the proxy statement that the Company furnished to the U.S. Securities and Exchange Commission on October 28, 2022. The final results for the votes regarding the proposal are set forth below.

Proposal – The shareholders approved the following ordinary resolution, by votes as follows:

THAT with immediate effect upon passing, every thirty (30) issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company of HK$0.001 each (the “Existing Shares”) be consolidated into one (1) share of HK$0.03 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other, so that following the Share Consolidation the authorised share capital of the Company will be changed from HK$380,000.00 divided into 380,000,000 Ordinary Shares of a par value of HK$0.001 each consisting of (i) 333,374,217 Class A Ordinary Shares of a par value of HK$0.001 each, and (ii) 46,625,783 Class B Ordinary Shares of a par value of HK$0.001 each, to HK$380,000.00 divided into 12,666,666.66 Ordinary Shares of a par value of HK$0.03 each of which (i) 11,112,473.90 Class A Ordinary Shares are designated as Class A Ordinary Shares of a par value of HK$0.03 each, and (ii) 1,554,192.76 Class B Ordinary Shares are designated as Class B Ordinary Shares of a par value of HK$0.03 each (the “Share Consolidation”).

THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be issued to the shareholders of the Company and the Board shall be authorised to settle as it considers expedient any difficulty resulting from the Share Consolidation and to further deal as the Board in its discretion and as it considers expedient, as appropriate, the treatment of all such issued fractional shares arising on a post-consolidation basis (together with the Share Consolidation, the “Proposal”).

For	Against	Abstain
965,898,077	1,112,219	99,772

On November 21, 2022, the Company issued a press release announcing the voting results from the EGM, a copy of which is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: November 21, 2022	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman, Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

3